ALPINE INCOME PROPERTY TRUST, INC.

1140 N. Williamson Blvd., Suite 140

Daytona Beach, Florida 32114

November 7, 2019

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Telewicz

Re:	Alpine Income Property Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed October 29, 2019
Registration No. 333-234304

Ladies and Gentlemen:

Based on telephone discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Alpine Income Property Trust, Inc., a Maryland corporation (the “Company” or “PINE”) has determined that the interpretations of certain elements of ASC Topic 805 “Business Combinations” (“ASC 805”) are subject to significant judgment which may allow for varied conclusions as to the appropriate accounting and presentation of certain transactions that may be deemed a business combination or alternatively the acquisition of a group of similar assets. The Company respectfully advises the Staff that the Company has determined that good and reasonable arguments could be made that would lead to the conclusion that the 20 single-tenant retail and office properties that the Company is acquiring in the formation transactions described in the above-referenced registration statement (the “Initial Portfolio”) is not comprised of a group of assets that are sufficiently similar. Specifically, the Company determined that not all of the applicable risk characteristics associated with the properties in the Initial Portfolio are sufficiently similar, and, that, while the consistency in risk characteristics were sufficient with regard to the Company’s investment criteria, all risk characteristics associated with the properties should be considered. Those risk characteristics would include, as an example, those associated with the tenants use of the property, which is either use as an office location or use as a retail business location. The utilization of the property by the tenant, while not a primary element of the Company’s investment criteria, is a risk characteristic that is sufficiently distinctive as to warrant consideration particularly as the risk characteristics associated with the tenant’s use of the property and the activities conducted by the tenant may impact the tenant’s intentions for continuing to occupy the property and the rent levels the tenant may be willing to absorb in connection with its business activities at the property. Consequently, after additional analysis, the Company has determined that all the applicable risk characteristics associated with the properties in the Initial Portfolio should be considered regardless of the impact any individual risk factor has on the Company’s investment process or management process associated with these properties. After such additional analysis, the Company concludes that the properties in the Initial Portfolio are not a single identifiable asset that, when considered together, represent a group of similar assets for the purpose of applying the screen in ASC 805-10-55-5A.

Conclusion Regarding an Acquisition of Assets

To summarize, the Company determined that the application of the provisions of ASC 805 and the related interpretative guidance introduced variability in the application of judgment so as to warrant the Company reassessing the various factors associated with the transaction to acquire the Initial Portfolio, most particularly the entirety of all risk characteristics associated with the Company’s investment processes, the utilization of the properties and with other aspects of the properties, included but not limited to, property operations, tenant management, and related asset management activities. As a result of this reassessment, the Company determined that the properties in the Initial Portfolio do not comprise a group of similar assets and the risk associated with managing and creating outputs of the assets are not sufficiently similar so as to support the conclusion that the acquisition of the Initial Portfolio is the acquisition of a set that meets the single or similar asset threshold (aka “the screen”) as described in ASC 805-10-55-5A. Consequently, the Company advises the Staff that as noted above, the Company believes that the acquired set meets the requirements of the screen in ASC 805-10-55-5A, which requires the Company to evaluate the other elements of the transactions associated with the acquisition of the Initial Portfolio.

Reference is made to the Company’s response to the Staff’s fifth comment in the letter, dated October 29, 2019, from Vinson & Elkins L.L.P., the Company’s counsel, to the Staff (“SEC Comment 5”). The response to SEC Comment 5 is a part of the Company’s reevaluation of whether a business has been acquired in connection with the transaction involving the Initial Portfolio. After reevaluation, the Company determined that the external management agreement to be entered with an affiliate of the seller of the Initial Portfolio is ostensibly the acquisition of a process that is likely appropriately linked to the acquisition of the Initial Portfolio by the Company.

The analysis below assumes the formation and of the Company and the acquisition of the Initial Portfolio qualifies as a business combination rather than an asset acquisition. As a result, the analysis is focused on the primary issue of determining the accounting acquirer.

Determination of Accounting Acquirer:

ASC 805-10-55-15 states that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Given the limited specific guidance in GAAP than the above referenced ASC 805-10-55-15, the Company also considered the interpretative guidance which summarizes a business combination may be consummated by forming a new entity (commonly characterized as a “Newco”) that has no significant pre-combination activities other than to issue shares to the shareholders of the combining companies. In such situations, regardless of the number of entities involved in the combination, ASC 805-10-55-15 precludes Newco from being identified as the acquirer. However, the Newco may be the accounting acquirer if it is determined to be substantive. If the new entity has been involved in significant pre-combination activities (e.g., raising capital, identifying acquisition targets, negotiating transactions, and promoting the business combination) then it would be considered substantive and could be the accounting acquirer. In a 16 August 2001 letter to the FASB, the SEC staff described its continued belief that a newly-formed entity with significant pre-combination activities cannot be viewed as an entity formed solely to issue equity interests to affect a business combination. In such cases, Newco would be considered substantive and therefore could be deemed the accounting acquirer.

The following excerpt of the interpretative guidance is provided for purposes of this discussion and analysis:

For purposes of determining whether the Company has substance, consideration was given to the following factors:

•	whether Newco survives the transaction;

•	changes in control when considering the ownership structure of Newco compared to the ownership structure of the target prior to the business combination;

•	Newco issues debt and/or pays cash in exchange for its interest in the target;

•	the reason Newco was used to affect the business combination has substance;

•	Newco is involved in significant pre-combination activities, such as raising capital, identifying acquisition targets, negotiating transactions, and promoting the business combination; and

•	significant change in governance structure (e.g. board composition) and/or composition of management of Newco (compared to that of the target).

PINE was formed as a Maryland corporation in August 2019. As more fully described in the Company’s registration statement, the formation transactions in which the Initial Portfolio will be acquired includes several transactions which result in the Company being the surviving entity following its initial public offering (the “IPO”). The description of the Company’s business in the registration statement and every aspect of the formation transactions described therein indicate that the Company was not created to simply facilitate a merger/acquisition of a newly created entity with another for the sole purpose of owning the assets in the Initial Portfolio, but rather the IPO, the concurrent private placement, the formation transactions, the securing of a $100 million committed credit facility and the other pre-IPO activities described in the registration statement were for the purpose of forming a new business that will, into the future, raise capital, purchase assets with that capital, and incur debt to grow the business. For clarity, the committed credit facility will be non-recourse to PINE and only PINE and the assets it would place on the borrowing base would be subject to the terms and conditions of the credit agreement. It is clear that PINE is the surviving entity of the IPO. It is also clear and definitively established by the contractual agreements associated with the Formation Transactions that PINE is the legal acquirer of the Initial Portfolio.

PINE, as the surviving entity, will have a separate board of directors as also described in the Company’s registration statement, which consists of five directors, including four independent director nominees who will become directors upon completion of the IPO. The new board of directors, by definition, is a governance structure that is significantly different than that of the predecessor identified in the Company’s registration statement or Consolidated-Tomoka Land Co. (“CTO”), the entity from which the Company is acquiring the Initial Portfolio. Importantly, the four independent directors will have the authority over major decisions at PINE, including primary financial authorities over acquisitions and dispositions, the operating budget of PINE, the modification, renewal of leases and entering into of new leases for any and all income property assets in the Company’s portfolio (not simply the Initial Portfolio). The four independent directors are not directors of CTO. Finally, the independent directors of PINE controls the decision on whether to renew the management agreement at its expiration.

As described in the Company’s registration statement, the formation transactions include the Company paying approximately $125.9 million in cash to acquire 15 of the assets in the Initial Portfolio and will issue operating partnership units with a value of approximately $24.25 million to acquire 5 of the assets in the Initial Portfolio. The cash payment of approximately $125.9 million will come entirely from the net proceeds generated by the IPO and the concurrent private placement described in the Company’s registration statement. Therefore, the Company is completing the acquisition of the Initial Portfolio by paying a significant majority in cash for its interest in the assets that for accounting purposes is deemed a business.

Although the Company will be paying cash for the majority of Initial Portfolio, the Company has secured commitment letters from two lenders for a $100 million unsecured revolving credit facility which is expected to be entered into concurrently with the completion of the IPO and that will be available for general corporate purposes, including for funding future acquisitions of income properties and other investments. The initial term of the credit facility is four years. Significant pre-combination activities of the Company were required to negotiate and secure such commitments in anticipation of completion of the IPO. Further, the very nature of the credit facility terms and conditions establish that the committed lenders anticipate that PINE will not simply survive the Formation Transactions but conduct its business well into the future.

Further pre-combination activities include the significant efforts involved in raising of new equity from the planned issuance and sale of 7.5 million shares of common stock of the Company to investors in the IPO, which includes promoting the business.

In summary, a business combination has occurred at the Alpine Income Property Trust, Inc. level, and Alpine Income Property Trust, Inc. is the legal and the accounting acquirer in that business combination. As a result, the Company is required to record the assets and liabilities of the acquiree, the Predecessor Entities, at the acquisition date fair value pursuant to ASC 805-20-30.

As a result of the conclusions above, the Company is modifying its disclosures in the Pre-effective Amendment No. 2 to the Company’s registration statement to be filed on or about the date of this letter, subject to the Staff having no further comments or questions regarding the modified disclosure.

If you have any further questions, please contact the undersigned at (407) 496-7140 or by email at mpatten@ctlc.com or David Freed of Vinson & Elkins L.L.P. at (212) 237-0196 or by email at dfreed@velaw.com.

Respectfully, Alpine Income Property Trust, Inc.

By:	/s/ Mark E. Patten
Mark E. Patten, SVP & Chief Financial Officer

cc:	John P. Albright
Daniel E. Smith
Alpine Income Property Trust, Inc.
David S. Freed
Vinson & Elkins L.L.P.
David C. Wright
James V. Davidson
Hunton Andrews Kurth LLP
Graham Dyer
Julie Lamey
Grant Thornton LLP